Exhibit 99.1

May 14, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Standard & Poor’s Maalot Reaffirms Gazit-Globe’s Domestic Credit Rating of ilAA- with a Stable Outlook

Gazit-Globe Ltd. (the “Company”) is pleased to report that Standard & Poor’s Maalot (“S&P Maalot”) has reaffirmed its Domestic Credit Rating for the Company of ilAA- with a Stable Outlook. The translation from Hebrew of S&P Maalot’s report on the Company is attached hereto below.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit Globe Ltd.

August 14, 2014

Primary Credit Analyst:

Ofer Amir, 972-3-7539715 ofer.amir@standardandpoors.com

Secondary Credit Analyst:

Alice Kedem, 972-3-7539739 alice.kedem@standardandpoors.com

Table of Contents

Rationale	2

Rating Outlook

Standard & Poor’s Base-Case Scenario	3

Company Description	3

Business Risk	4

Financial Risk	5

Liquidity	7

Covenant Analysis	8

Other Modifiers	8

Reconciliation	8

Related Criteria And Research	9

Please note that this translation was made for the company’s use only and under no circumstances obligates Standard & Poor’s Maalot. In the case of any discrepancy with the official Hebrew version published on August 14, 2014, the Hebrew version shall apply.

Gazit Globe Ltd.

Gazit Globe Ltd.

Corporate Credit Rating	ilAA-/Stable

Rationale

Business Risk

•	Control over several investment-grade real-estate companies that benefit from a strong business and financial position.

•	Ownership of an extensive asset-portfolio that focuses on the supermarket-anchored shopping centers segment.

•	Strong geographical diversification.

•	Professional and experienced management.

Financial Risk

•	The company is considered leveraged compared to similarly rated companies.

•	Consistent improvement in financial leverage and coverage ratios.

•	Stable cash flow from income-producing real estate activity.

•	High degree of financial flexibility and good access to financing sources.

Outlook: Stable

The stable rating outlook reflects our assessment that the group is likely to continue taking steps to reduce its leverage while increasing its property portfolio and maintaining profitability growth and adequate liquidity.

Taking into account the company’s strong business position, we regard the following financial metrics of the consolidated group as commensurate with the current rating: EBITDA to interest of 1.5x-2.0x, and debt to debt and equity of 60%-65%.

Upside Scenario

A rating upgrade may be possible if the group manages to significantly and permanently lower its financial leverage further, as expressed in its consolidated statements by an EBITDA to interest ratio of over 2.0x, and a debt to debt and equity ratio of less than 60%, while maintaining adequate liquidity and operating stability.

Downside Scenario

A rating downgrade would be possible if Gazit Globe consistently fails to meet the financial ratios mentioned above as commensurate with the current rating. Downward pressure on the rating is also possible in case of significant erosion in the company’s business and financial risk profile, including negative effects of the Dori Group activity or large-scale acquisition of properties that are outside of the group’s core business.

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Gazit Globe Ltd.

Standard & Poor’s Base-Case Scenario

In our base-case scenario we estimate that Gazit Globe’s financial risk profile will continue to be characterized in the medium term by a gradual decrease in the leveraging ratios and stability in the coverage.

Principal Assumptions

•	Stable occupancy rates (95% on average).

•	Annual rental income growth and NOI growth of 4%-6% (this figure includes same property income and income from new properties while neutralizing the effects of foreign exchange rates).

•	50% EBITDA margin.

•	Acquisition and construction of investment real estate at an annual net amount of around NIS 3 billion.

•	An equity raise assumption of NIS 2.5-2.3 billion in 2014.

Key Metrics

	2013A	2014E	2015E
Debt/EBITDA	11.5x	11x-12x	11x-12x
EBITDA/interest	1.6x	1.5x-1.7x	1.5x-1.7x
Debt/debt and equity	63%	60%-62%	59%-61%

A – Actual, E – Estimate.

Company Description

Gazit Globe, through its held companies (collectively, “Gazit Globe Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil.

Gazit Globe Group specializes in the acquisition, development and management of supermarket-anchored shopping centers, located mostly in growing urban areas. The major companies owned by the group are: First Capital Realty, a public company operating in Canada and traded on the Toronto Stock Exchange (TSX); Equity One Inc., a public company operating in the United States and traded on NYSE; Citycon, a Finnish public company operating in northern Europe, especially in Finland and Sweden, and traded on the Helsinki Stock Exchange (OMX); and Atrium European Real Estate, a public company operating in Eastern and Central Europe and traded on the stock exchanges in Vienna and Amsterdam (Euronext, VSX). The group also owns several private companies: ProMed Properties, a private company specializing in the acquisition and management of medical office buildings in the United States; Gazit Globe Israel (Development) Ltd., operating in Israel, Bulgaria and Macedonia and specializing in the acquisition, development and management of shopping centers and the development and construction of residential buildings (through the Dori Group); Gazit Germany, specializing in the acquisition, development and management of shopping centers in Germany; and Gazit Brazil, specializing in the acquisition, development and management of shopping centers in Brazil.

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Gazit Globe Ltd.

As of March 31, 2014, the group holds and manages 570 properties, 550 of them are income-producing, 9 are shopping centers under construction and 11 are other properties. These properties constitute around 6.6 million square meters of constructed rental space. Properties are listed in the company books at a fair value amount of about NIS 56.7 billion (about NIS 76.8 billion assuming consolidation of jointly-controlled companies listed according to their book value and including the full value of properties managed by the group), and produce about NIS 4.9 billion in gross annual rent (about NIS 6.8 billion assuming consolidation of jointly-controlled companies listed according to their book value and including the full value of properties managed by the group).

Gazit Globe is 50.5% held by Norstar Holdings Inc.

Additional information regarding the group’s major subsidiaries are as follows:

Gazit Globe Ltd. — Peer Comparison

	Equity One (EQY)	First Capital Realty (FCR)	Atrium (ATR)	Citycon Oyj. (CTY)
Rating	BBB-/Positive	BBB (High)/Stable(DBRS), Baa2 (Moody’s)	BBB-/ Stable	BBB/ Stable
Country of Operation	United States	Canada	Eastern Europe	Northern Eastern Europe
Holding	45.2%	45.1%	39.8%	42.2%

Business Risk

Extensive, high-quality and geographically diversified property portfolio of shopping centers

Our rating is positively affected by the company’s favorable business position, stemming from its control of several income-producing real estate companies with strong business and financial positions, of which the major ones are investment-rated on a global scale; from the group’s large number of income-producing properties; and from the group’s focus on supermarket-anchored shopping centers, a relatively stable segment even in times of recession. The group’s business position is also positively affected by the fact that Gazit Globe and the major companies in the group are listed on seven different stock exchanges, and by its high geographical diversification which, we estimate, reduces its exposure to macro-economic and demographic changes.

The group’s properties maintain high occupancy rates (an average of about 95%), and show an increase in revenues from existing properties and an extremely high tenant diversification. We estimate that the stable improvement in the group’s operating performance stems, inter alia, from its management’s strategy in recent years, which centers around the acquisition of quality properties in growing urban areas, and the sale of lower-quality properties and properties that are not in the group’s core business.

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Gazit Globe Ltd.

S&P Base-Case Operating Scenario

In our base-case operating scenario we assume continued moderate growth alongside continued stability of operating metrics. We expect the group to maintain its high occupancy rates and stable rents in its income-producing real estate activity, in light of the group’s high-quality property portfolio and continued revenue stability. We estimate that the group’s management will continue to implement its current strategy, and acquire quality properties in developed markets while selling properties that are not in its core business. We believe that this strategy supports the group in maintaining its consistently high business position and reducing exposure to macro-economic and demographic changes.

According to our base-case scenario, we anticipate a certain reduction in the group’s EBITDA in 2014, due to the Shekel’s recent appreciation. We also anticipate losses from the group’s development and construction activity in Israel, which is done through the Dori group. We believe that at this point, these losses will have relatively little effect on the consolidated operating profit compared to the group’s entire activity.

Table 1.

Gazit Globe Ltd. — Peer Comparison

Industry Sector: Real Estate Investments

	Gazit Globe Ltd.	Kimco Realty Corp.	Azrieli Group Ltd.	Airport City Ltd.	Grand City Properties S.A.
Rating as of July 17, 2014	ilAA-/Stable	BBB+/Stable	ilAA/ilA-1/Stable	ilAA-/Stable	ilAA-/Stable
	—Fiscal year ended Dec. 31, 2013—
(Mil. NIS)
Revenues	7,428	3,309	8,796	750	477
EBITDA	3,377	2,915	1,678	587	257
Funds from operations (FFO)	1,318	1,877	1,092	334	169
Interest Expense	2,108	977	543	230	65
Cash flow from operations	1,210	1,864	985	261	232
Debt	38,976	18,412	9,270	3,738	3,211
Equity	22,818	13,469	12,730	3,586	3,673
Adjusted ratios
EBITDA margin (%)	45.5	88.1	19.1	78.3	54.0
EBITDA interest coverage (x)	1.6	3.0	3.1	2.6	3.9
Debt/EBITDA (x)	11.5	6.3	5.5	6.4	12.5
FFO/debt (%)	3.4	10.2	11.8	8.9	5.3

Total debt/debt plus equity (%)	63.0	57.8	42.1	51.0	46.6

Financial Risk

Leveraged financial profile compared to similar companies, but constantly improving over time

Gazit Globe’s rating is mostly limited, in our opinion, by its financial risk profile, since the group is considered leveraged compared to similarly rated companies. According to Gazit Globe’s 2013 consolidated reports, adjusted leverage and coverage ratios were debt to debt and equity of 63.0%, debt to EBITDA of 11.5x, and EBITDA to interest of 1.6x.

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Gazit Globe Ltd.

However, we look favorably on the continued improvement in the group’s financial risk profile, expressed in deleveraging and improved financial ratios over time, alongside stable and even improved operating metrics of the companies in the group. Our estimate of the financial profile is based, inter alia, on our assumption that the group’s management will continue to act as to achieve reasonable deleveraging while maintaining a solid business risk position.

S&P Base-Case Cash Flow And Capital Structure Scenario

In our base-case scenario we anticipate an improvement in leverage and relative stability in the group’s coverage ratios. We believe this improvement mostly stems from the recent NIS 1.9 billion significant equity raising of one of the group’s consolidated companies (Citycon), and from the continued stability of the group’s profitability. On the other hand, we believe the group will continue to broaden its property portfolio through the acquisition and construction of investment real estate at a net annual amount of about NIS 3 billion.

In our base-case scenario we anticipate stability in the group’s financial ratios in the next two years, with a debt to debt and equity ratio of 60%-62%, a debt to EBITDA ratio of 11.0x-12.0x, and an EBITDA to interest ratio of 1.5x-1.7x.

Table 2.

Gazit Globe Ltd. — Financial Summary

Industry Sector: Real Estate Investments

	2013	2012	2011	2010
	—Fiscal year ended Dec. 31—
(Mil. NIS)
Revenues	7,428.3	7,450.6	6,496.0	5,287.0
EBITDA	3,377.0	3,604.3	2,962.0	2,589.8
Funds from operations (FFO)	1,317.7	1,529.4	1,180.7	692.8
Interest Expense	2,108.3	2,151.8	1,834.3	1,906.0
Cash flow from operations	1,209.9	1,372.1	1,068.0	645.0
Debt	38,976.0	40,507.2	39,189.0	31,467.1
Equity	22,817.6	22,643.8	19,384.0	15,169.0
Valuation of investment property	63,044.0	65,201.0	60,439.0	48,197.0
Adjusted ratios
Annual revenue growth (%)	(0.3)	14.7	22.9	13.0
EBITDA margin (%)	45.5	48.4	45.6	49.0
EBITDA interest coverage (x)	1.6	1.7	1.6	1.4
Debt/EBITDA (x)	11.5	11.2	13.2	12.2
FFO/debt (%)	3.4	3.8	3.0	2.2
Cash flow from operations/debt (%)	3.1	3.4	2.7	2.0
Debt/debt and undepreciated equity (%)	63.0	64.1	66.9	67.5

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Gazit Globe Ltd.

Liquidity: Adequate

According to our criteria, Gazit Globe’s liquidity, at the extended solo level which includes privately owned subsidiaries, is “adequate”. We believe that the group has good access to a range of financing sources which are more than sufficient for its current needs.

We believe the group’s financial flexibility to be high, due to its large portfolio of unencumbered properties, its committed, unused credit facilities, its good standing with the banking system, and its solid ability to raise funds on the capital market. Therefore, according to our base-case scenario, we estimate that the group will maintain its ability to raise and refinance debt when required, at reasonable cost and relatively long durations.

The group’s principal sources and uses from the beginning of April 2014, until the end of 2015, are as follows:

Principal Liquidity Sources

•	Around NIS 0.4 billion in cash and cash equivalent;

•	Around NIS 3.1 billion in committed, unused credit facilities.

•	Around NIS 445 million in bond issues (April 2014);

•	Around NIS 1.3 billion in dividend income;

•	NIS 700 million proceeds from asset sales (May 2014);

•	NIS 180 million in derivative realization (April 2014).

Principal Liquidity Uses

•	Repayment of loans and bonds, short-term credit and interest payments of around NIS 3.5 billion;

•	Investment in subsidiaries of NIS 410 million (the group’s part in Citycon’s bond issue in July 2014);

•	Providing a NIS 120 million credit facility to Gazit Development (June 2014) to be provided as a loan to Dori Construction;

•	Expected investment/loan of NIS 200 million for Gazit Development in September 2014 to be provided as an investment/loan to Dori Group;*

•	NIS 605 million dividend distribution, as per company policy.

*	Following the announcement of Dori Construction in July 2014, that it is likely to present significant losses between NIS 250 million and NIS 350 million, Gazit Globe intends to inject Gazit Development with additional capital through a NIS 200 million loan or investment , to be loaned to or invested in Dori Group.

We estimate that the expected losses and existing uncertainty in Dori Construction and Dori Group may require continued support from Gazit Globe, which is the controlling company (through its subsidiary, Gazit Development) . However, due to Gazit Globe’s adequate liquidity and high financial flexibility, we do not anticipate at this point any significant effect on its liquidity profile.

Gazit Globe Ltd. – Debt Maturities (including private subsidiaries)*

(NIS million)	2014	2015	2016	2017	2018 and thereafter
Maturities	719	1,096	1,829	849	9,713

*	As of March 2014

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Gazit Globe Ltd.

Covenant Analysis

Gazit Globe meets all its financial covenants with sufficient margins at the unconsolidated level,

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Positive

Comparable ratings analysis: Neutral

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Gazit Globe’s 2013 consolidated data are:

•	Relative consolidation of a subsidiary, ATR.

•	Deducting property value appreciation and other non-operating or non-recurring revenues and expenditures from EBITDA.

•	Deducting cash and cash equivalent from financial debt.

•	Adjusting financial debt and finance expenses due to financial hedges that the company enters into.

•	Deducting Interest expense due to exchange rate changes and other interest expenses from the adjusted interest expenses.

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Gazit Globe Ltd.

Table 3.

Reconciliation Of Gazit Globe Ltd. Reported Amounts With Standard & Poor’s Adjusted Amounts (Mil. NIS)

	—Fiscal year ended Dec. 31, 2013—
	Debt	Shareholders’ equity	Revenues	EBITDA	Interest expense	EBITDA	Cash flow from operations
Reported	39,388.0	8,009.0	6,940.0	3,180.0	2,185.0	3,180.0	1,218.0
Standard & Poor’s adjustments	—	—	—	—	—	—	—
Interest expense (reported)	—	—	—	—	—	(2,185.0)	—
Interest income (reported)	—	—	—	—	—	111.0	—
Current tax expense (reported)	—	—	—	—	—	(62.0)	—
Surplus cash	(1,745.6)	—	—	—	—	—	—
Capitalized interest	—	—	—	—	113.0	(113.0)	(113.0)
Share-based compensation expense	—	—	—	41.0	—	41.0	—
Dividends received from equity investments	—	—	—	16.0	—	16.0	—
Deconsolidation / consolidation	1,531.8	(1.4)	488.3	284.0	75.8	208.2	104.9
Non-operating income (expense)	—	—	—	—	—	—	—
Non-controlling Interest/Minority interest	—	14,810.0	—	—	—	—	—
Debt—Accrued interest not included in reported debt	405.0	—	—	—	—	—	—
Debt—Derivatives	(603.0)	—	—	—	—	—	—
EBITDA—Income (expense) of unconsolidated companies	—	—	—	—	—	—	—
EBITDA—Other	—	—	—	(144.0)	—	(144.0)	—
D&A—Asset Valuation gains/(losses)	—	—	—	—	—	—	—
EBIT—Income (expense) of unconsolidated companies	—	—	—	—	—	—	—
Interest expense—Derivatives	—	—	—	—	(77.5)	77.5	—
Interest expense—Other	—	—	—	—	(188.0)	188.0	—

Total adjustments	(411.9)	14,808.6	488.3	197.0	(76.7)	(1,862.3)	(8.1)

Standard & Poor’s adjusted amounts

	Debt	Equity	Revenues	EBITDA	Interest expense	Funds from operations	Cash flow from operations
Adjusted	38,976.1	22,817.6	7,428.3	3,377.0	2,108.3	1,317.7	1,209.9

Related Criteria And Research

•	“Corporate Methodology”, November 19, 2013;

•	“Corporate Methodology: Ratios and Adjustments”, November 19, 2013;

•	“Key Credit Factors For Homebuilder and Real Estate Developer Industry”, February 3, 2014;

•	Methodology: The Connection Between The Global And Local Rating Scales”, February 2010.

All articles can be found on the S&P website, www.standardanpoors.com, or on the S&P Maalot website, www.maalot.co.il.

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Gazit Globe Ltd.

Rating Details (As of 14-August-2014)

Gazit Globe Ltd.
Issuer rating	ilAA-/Stable
Series A, B, C, D, E, F, H, I, J, K	ilAA-
Series 4 (non-tradable)	ilAA-

Rating history
11-July-2014	ilAA-/Stable
9-May-2013	ilAA-/Stable
15-May-2012	ilA+/Stable
8-February-2011	ilA+/Positive
30-June-2010	ilA+/Stable

Standard & Poor’s Maalot ratings are based on information received from the Company and from other sources that Standard & Poor’s Maalot believes to be reliable. Standard & Poor’s Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor’s Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor’s Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor’s Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor’s Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor’s Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

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